    As filed with the Securities and Exchange Commission on November 20, 1998
                                                 Commission File No. ________
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------


                                    FORM F-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

              -----------------------------------------------------


                              VISIBLE GENETICS INC.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)


                 Ontario                                     n/a
           (State or other jurisdiction of             (I.R.S. Employer
           incorporation or organization)              Identification No.)


              -----------------------------------------------------


                                 700 Bay Street
                                   Suite 1000
                                Toronto, Ontario
                                 Canada M5G 1Z6
                                 (416) 813-3242
   (Address and telephone number of Registrant's principal executive offices)
              -----------------------------------------------------


                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022
                     Attention: Steven S. Pretsfelder, Esq.
                                 (212) 702-5730
            (Name, address and telephone number of agent for service)
              -----------------------------------------------------


                                   Copies to:

    Steven S. Pretsfelder, Esq.                     Samuel Schwartz, Esq.
       Baer Marks & Upham LLP                Goldman, Spring, Schwartz & Kichler
          805 Third Avenue                         40 Sheppard Avenue West
      New York, New York 10022                            Suite 700
                                                     North York, Ontario
                                                        Canada M2N 6K9




              -----------------------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. \ \

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. \X\

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \ ____.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \ ___.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. \ \

                         Calculation of Registration Fee

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--------------------------------------------------------------------------------------------------------------------------------
   Title of each class           Amount to be           Price per Share(1)          Proposed                   Amount of
   of securities to be            registered                                         maximum               registration fee
        registered                                                             aggregate offering
                                                                                     price
--------------------------------------------------------------------------------------------------------------------------------
Common Shares                      1,528,989                 $11.93               $18,240,838.77              $5,070.95
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) This amount is based upon the average of the closing bid and asked prices as of November 16, 1998, and is being used solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          SELLING SHAREHOLDERS'
                                                                     PROSPECTUS



                              VISIBLE GENETICS INC.

                             1,528,989 Common Shares

                             Nasdaq National Market
                                      VGIN



            This Investment involves a High Degree of Risk. You should Purchase Shares Only If You Can Afford a Complete Loss of Your Investment. See Risk Factors beginning on page 4.
                                  ____________

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Shares, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


      - This is an offering of Common Shares by existing shareholders of Visible Genetics Inc.

      - The selling shareholders will receive all of the proceeds from the sale of the Shares, less any commissions or discounts paid to brokers or other agents. We will not receive any of the proceeds from the sale of the Shares.

      - The selling shareholders may offer and sell the Shares on the Nasdaq National Market at prevailing market prices, or in privately negotiated transactions at prices other than the market price. On November 18, 1998, the closing sale price for our Common Shares on the Nasdaq National Market was $11.875.
                                               -------


         The information in this Prospectus is not complete and may be changed. The selling shareholders may not sell their Shares until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell Shares and it is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

                                November __, 1998

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................................. 1

PROSPECTUS SUMMARY............................................................................................... 2

FORWARD LOOKING STATEMENTS....................................................................................... 3

RISK FACTORS..................................................................................................... 4

INFORMATION ABOUT THE COMPANY....................................................................................17

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS......................................................................21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS..............................................................................27

SELLING SHAREHOLDERS.............................................................................................32

PLAN OF DISTRIBUTION.............................................................................................33

DESCRIPTION OF CAPITAL SHARES....................................................................................35

LEGAL MATTERS....................................................................................................36

EXPERTS  ........................................................................................................36

ADDITIONAL INFORMATION...........................................................................................36

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which we filed with the Securities and Exchange Commission are incorporated by reference in this Prospectus:

         (1) our Annual Report on Form 20-F for the year ended December 31, 1997, which we refer to in the rest of this document as our Annual Report; and

         (2) our Report on Form 6-K dated June 18, 1998.

         In addition, all documents which we file with the Securities and Exchange Commission ("Commission") pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of the Registration Statement and before termination of the offering of Shares, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date those documents are filed. We may also incorporate in this Prospectus any Form 6-K which we file with the Securities and Exchange Commission by identifying in such Form that it is being incorporated by reference into this Prospectus. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this Prospectus, shall be considered modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         You may request a copy of any document incorporated by reference in this Prospectus at no cost. To receive a copy, write or call us at Visible Genetics Inc., 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6,
Attention: Mr. Jeffrey Sherman, (416) 813-3266.

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Commission. Reports and other information which we file with the Commission, including the Registration Statement on Form F-3 of which this Prospectus is a part, may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission's telephone number is 1-800-SEC-0330.

                               PROSPECTUS SUMMARY

         We develop, manufacture and sell commercial DNA sequencing systems that use genetic information to improve disease management. Our DNA sequencing system, which we call the OpenGene-TM- System, is capable of identifying changes in the DNA of genes (genetic mutations) associated with specific diseases faster, more accurately and at a lower cost than other commercially available systems. We believe that the combination of these features in one system will enable genetic sequencing to be used widely by doctors, clinics and laboratories to diagnose and treat patients, and will allow doctors to customize and modify a patient's treatment on an ongoing basis.

         Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software. We also have developed proprietary disposable test kits, which we call GeneKits, which include the materials necessary to perform genetic sequencing tests on our system for genes associated with specific diseases and medical conditions. We already have developed GeneKits for Human Immunodeficiency Virus (HIV), human leukocyte antigens (HLA) Class I and II gene complexes (used for organ transplant tissue typing) and the p53 gene (implicated in many cancers). We are developing additional GeneKits for human papillomavirus (HPV, implicated in cervical cancer), Hepatitis B, Hepatitis C and tuberculosis. We own 15 United States patents which cover our technology and products. The United States Patent and Trademark office has informed us that it intends to issue an additional three patents in the near future. We have filed an additional 33 patent applications covering other aspects of our technology and products.

         We target three markets for our products: the research market, the clinical research market and the clinical diagnostic market. The research market is engaged in gene discovery and academic research. The clinical research market develops and commercializes clinical diagnostic tests. The clinical diagnostic market uses developed, tested products to diagnose and treat disease. Currently, we sell our products only to the research and clinical research communities. More than 500 of our sequencing systems are already installed in over 200 laboratories. We have granted Amersham Pharmacia Biotech Ltd. (Amersham) an exclusive worldwide license to sell one of our DNA sequencers to the research market.

         We plan to sell our products to the clinical diagnostic market in the United States after receiving approval from the U.S. Food and Drug Administration. We are applying for an Investigational Device Exemption (IDE) from the FDA, which is a preliminary step in the FDA approval process. We have signed contracts to sell HIV GeneKits at six government certified hospital laboratories in Europe, where products will be evaluated for clinical utility as part of the European regulatory approval process.

         Our principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6. Our telephone number is: (416) 813-3240. Our Web site address is www.visgen.com.

                           Forward-Looking Statements


         This Prospectus includes forward-looking statements, regarding, among other items:

            -     acceptance of our products in the marketplace
            -     our marketing and sales plans
            -     our expectations about the markets for our products
            -     our intention to introduce new products
            -     our future capital needs
            -     FDA approval for certain of our products
            -     success of our patent applications
            -     the status of Year 2000 compliance efforts

         We have based these forward-looking statements largely on our expectations.

         Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risk Factors" section beginning on page 4, including among others:


            - problems that we may face in manufacturing, marketing, and distributing our products
            -     uncertainty of market acceptance of our products
            -     the timing of our future capital needs
            -     our inability to raise additional capital when needed
            - delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for certain of our products
            - delays in developing, or the failure to develop, new products and enhanced versions of existing products
            - delays in the issuance of, or the failure to obtain, patents for certain of our products and technologies
            -     problems with important suppliers and business partners

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this Prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus might not transpire.

                                  RISK FACTORS


         The Shares offered by this Prospectus are speculative and involve a high degree of risk. Before making an investment, you should carefully read this entire Prospectus and consider the following risk factors.


Risks Relating to Our Business

Early Stage of Commercialization

         Although we began operations in 1993, we are only in the early stages of commercial manufacturing and marketing of our products. Until 1996, we devoted almost all of our time to research and development of our technology and products, protecting our proprietary rights and establishing strategic alliances. In late 1996, we began manufacturing and selling the initial versions of our automated DNA sequencers and related products and certain GeneKits. Sales for our 1997 fiscal year were $3.0 million, and for the nine months ended September 30, 1998, sales were $6.8 million. We cannot assure our investors that sales will significantly increase or that we will become profitable.


History of Operating Losses and Anticipated Future Losses

         We incurred a net operating loss of $11.1 million in 1997 and $10.3 million for the first nine months of 1998. "Net operating loss" represents the amount by which cost of sales and expenses (other than interest expense) exceed sales. As of September 30, 1998, our accumulated deficit was $29.7 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from selling, general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and expand our marketing and sales force in an effort to achieve greater sales. Our ability to achieve profitability depends on our ability to successfully market and sell our products. It is uncertain when, if ever, we will become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning at page 27.

Need for Future Capital and Uncertainty of Additional Funding

         Since we began operations we have obtained operating funds primarily by selling shares of our company and borrowing money from investors, banks and institutional lenders. Since late 1996, a small portion of our operating funds have come from sales of our products.

         At this time, our sales are not sufficient to meet our anticipated financial requirements. Based on our current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our operating needs (excluding repayment of certain indebtedness) for approximately the next 12 to 18 months. In addition, on April 29, 1999, we must repay a $7.7 million (comprising principal and interest) loan. While we may be able to repay that loan from our cash balances and anticipated funds from operations, we cannot be certain at this time that we will be able to do so. Furthermore, the actual amount of funds that we will need during the next 18 months will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include our success in selling our products during this period, progress with research and development, our success in introducing new products during this period, the costs and timing of obtaining new patent rights, regulatory changes, competition and technological developments in the market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning at page 27.

         We anticipate that we will need to obtain additional funds during or at the end of this 12 to 18 month period. We may also require additional funds to repay all or a portion of our loan on April 29, 1999. If necessary, potential sources of additional funding include strategic relationships, refinancing of the term loan, public or private sales of our shares or debt, or other arrangements. We do not have any committed sources of additional financing at this time and it is uncertain whether we can obtain additional funding when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional shares, the ownership interest of our existing shareholders will be diluted. If we are unable to obtain financing when needed, our business and future prospects would be materially adversely affected.

Limited Manufacturing Experience

         We manufacture our DNA sequencers, certain related equipment and consumables, and GeneKits. We have limited experience in the large-scale manufacturing of these products. Since we started manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. As production increases and we begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. If we experience these problems, we could be delayed in filling orders or shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and consequently the market acceptance of our products.

Limited Marketing Experience

         We have limited experience in marketing products to the clinical research and research markets and no experience marketing products to the clinical diagnostic market. We have developed our own sales and marketing staff and infrastructure which services, primarily, the clinical research and clinical diagnostic markets. It is uncertain whether our sales and marketing staff will be able to achieve our sales objectives in a timely and cost-effective manner.

         We sell, and plan to sell in the future, our products to the research market primarily through license arrangements and strategic relationships with other life sciences companies. Our ability to successfully penetrate the research market will depend substantially on the efforts of these other companies. Should these companies be unwilling to sell our products or unsuccessful in their efforts, our ability to sell to the research market will be adversely affected. Failure to successfully market our products will likely impede our ability to generate significant revenues and become profitable.

No Assurance of Additional Product Development

         We believe that if we are to become, and then remain, profitable, we must be able to develop advanced technology, advanced versions of our current products and new products. These products and technology must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any of these products or technology, or that any new products will achieve acceptance in the market. It is also possible that we will not have sufficient financing to develop new products. If we are unable to successfully develop products in the future, our ability to generate significant revenues will be impeded and we could experience additional significant losses.

Uncertainty of Protection of Patents and Proprietary Rights

      Our success will partly depend on our ability to obtain patents on our technology, to obtain appropriate licenses from third parties and to protect trade secrets. We have filed 51 patent applications in the United States. Of these, 15 patents have already been issued in the United States and we have received notices of allowance for three applications. A notice of allowance is granted by the U.S. Patent and Trademark Office if, after examination, it finds the patent application allowable. The patent is issued as soon as possible after payment of an issuance fee by the Company, dependent on the backlog of patents in the Patent and Trademark Office. We have also filed patent application in various foreign countries. Our foreign patent applications are still pending. We cannot assure you that our remaining patent applications will result in patents being issued in the United States or foreign countries. In addition, we cannot guarantee that patents which have been or will be issued will afford meaningful protection for our technology and products. Competitors may develop products similar to ours which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the USPTO and the approval or rejection of patents may take several years.

      Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights and, despite our best efforts, we may be sued for infringing on the patent rights of others. Patent litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our financial condition. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license our business might be materially adversely affected.

      To help protect our proprietary rights in unpatented trade secrets, we require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets.

Regulation by Government

         In the United States, the FDA regulates medical products. Similar agencies exist in Canada, Japan, and in other countries in Europe and elsewhere.

         Our products can be used in two ways. First, they can be used in scientific research, to discover new information or develop better ways to diagnose or treat disease. Second, they can be used in the medical care of specific patients. In that case, they are called diagnostic medical devices.

         Initially, we intend to sell products only for research use. We do not believe that approval by the FDA or foreign agencies is necessary for sales for research use. Later, we plan to sell products as diagnostic medical devices. For that, we believe that government approval will be required.

         To obtain FDA approval of a new medical device in the United States, a company must generally submit proof of safety and efficacy. In some cases, this proof consists of extensive tests in animals and then in humans. Results of clinical trials and other information must be described in a detailed application, which the FDA evaluates before deciding whether to approve the medical device. This process is expensive and may take several years.

         We cannot assure you that the FDA will approve any of our products as diagnostic medical devices, or do so in a timely way. First, the tests may fail to prove that a particular product is safe and effective. Second, it may be too expensive for us to conduct all the necessary tests. Third, there may be delays, or disagreements between the Company and the FDA about whether the tests are adequate. Because of these uncertainties, you should assume that we may experience delays in obtaining FDA approval, or that we may not get FDA approval to sell our products as diagnostic medical devices.

         We initiated the FDA approval process in April 1998 by filing for an Investigational Device Exemption, which is necessary to begin clinical trials required as part of the approval process. The FDA has requested additional information and we are in the process of resubmitting the application in response to the FDA's request.

         We also plan to market products outside the United States, initially in Canada, Europe and Japan. Government approval for diagnostic medical devices in most foreign countries may require lengthy and costly testing similar to what the FDA requires. In addition, foreign agencies may have different policies than the FDA, and may be influenced by domestic politics. Because of these factors, we may not be able to get products approved for marketing in foreign countries. To date, we have not sought approval from the FDA or any foreign agencies for the commercial sale of any of diagnostic medical device products.

         Other government agencies also impose regulations that affect our business, especially in Canada, where we are located. These regulations relate to the following activities, among others:

         -    worker compensation
         -    safe working conditions
         -    laboratory and manufacturing practices
         - use and disposal of hazardous chemicals or infectious disease agents

         Aside from government agencies, there are trade and other groups interested in making recommendations about the regulation of genetic diagnostic testing, or developing industry-wide standards for testing. We are aware of ongoing discussions within these groups, and between them and government agencies, concerning the need for more rules in this area.

         You should assume that in the future there may be more government regulations or industry standards affecting genetic diagnostic testing than there are now. Additional or more stringent regulations could have a negative effect on our ability to gain approval to sell diagnostic medical device products. They could also increase our cost of doing business or have other adverse effects on our business.



Dependence on Third Parties for Supplies and Technology; Limited
Supply of Certain Dyes and Parts

         Dyes. We sell some dyes manufactured by Amersham in our GeneKits and as component parts. Amersham has granted us an exclusive worldwide license to use and sell some of its dyes in our GeneKits and a non-exclusive license to use and sell in North America some dyes in conjunction with our DNA sequencers. Our license agreements with Amersham expire in April 1999, but are renewable automatically each year unless either of us notifies the other at least six months in advance of renewal that it wishes to terminate the license. If this arrangement is terminated, we may be able to replace some Amersham dyes with dyes from other manufacturers. We also believe that our customers may be able to purchase some, but not all, of the dyes directly from Amersham. However, we cannot guarantee that we or our customers will be able to do so. Even if our customers are able to acquire dyes directly from Amersham, we believe that our marketing efforts may be adversely affected if we are unable to include the Amersham dyes in our GeneKits. If Amersham cancels this arrangement and we cannot include alternative dyes in our GeneKits, we do not believe that we would be able to generate the same amount of potential revenue from the clinical research and clinical diagnostic markets as we currently anticipate.

         Polymerase Chain Reaction Technology. We also have entered into licensing agreements with Roche Molecular Systems, Inc. and F. Hoffmann -- LaRoche Ltd. to use an important technology developed by the Roche companies called Polymerase Chain Reaction technology. Under the first licensing agreement, the Roche companies granted us a worldwide license to develop, market and sell GeneKits that use the Polymerase Chain Reaction technology. The license limits our use of this technology to specific types of diagnostic functions. The license is not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies under this agreement. This license is for the life of the patents included within the licensing agreement, except that the Roche companies may terminate the agreement if there were to be a change of control of our company or under certain other circumstances. The patents included within the licensing agreement in the United States expire at various times commencing July 2004.

         The Roche companies also have granted us a non-exclusive license to use Polymerase Chain Reaction technology in connection with the manufacture and sale of GeneKits. We are required to pay royalties to Roche under this arrangement. This agreement expires in February 2003 but will be automatically extended until July 2004, unless the Roche companies elect not to renew the agreement. After the expiration of the initial term, the Roche companies may terminate the license at any time by giving one year's notice.

         The termination of either of these agreements would have a material adverse effect on our ability to produce GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our Genekits and further losses.

         Custom Parts. Certain parts used in our DNA sequencers and related equipment are custom designed for us by suppliers. While we believe that there are alternative suppliers for these custom-designed parts, we would incur costs that may be material if we had to switch to alternative suppliers. We would also likely experience delays in production of the products that use any of these custom parts until such time as we were able to locate alternate suppliers or parts.

Competition

         The biotechnology industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

         -     biotechnology, pharmaceutical, chemical and other companies;
         -     academic and scientific institutions;
         -     governmental agencies; and
         -     public and private research organizations.

         Some of our major competitors include:

         - manufacturers and distributors of probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Hoffmann - La Roche Inc., Gene Probe Inc. and Johnson & Johnson;

         - manufacturers and distributors of DNA sequencers such as the Applied Biosystems division of Perkin Elmer, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd., Molecular and Genetic BioSystems, Inc.; and

         - manufacturers of new technologies, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., Curagen Corp. and Nanogen, Inc.

         Many of these companies and many of our other competitors have much greater financial and technical resources and production and marketing capabilities than we do.

         Our GeneKits include material needed to perform tests to identify mutations for specific genes. Many of our competitors, as well as other companies and institutions, identify specific gene sequences and seek patent protection for those sequences or entire genes. In some cases, patents granted to others may prevent us from developing additional GeneKits for those patented genes or gene sequences or may require us to pay license fees or royalties to use in our GeneKits the genes subject to those patents. These fees or royalties could be significant and effectively prohibit us from obtaining the license. If we are required to pay fees or royalties, our profit margin for the specific GeneKits may be lowered and, in some cases, may make it impractical to produce the GeneKit profitably.

         Our GeneKits also compete with "home-brew" genetic tests for HIV and other diseases. Home-brew tests include a variety of small-scale genotyping tests which have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies.

Uncertainty of Reimbursement by Insurance Companies and Third Party Payors

         Whether we can obtain adequate insurance reimbursement for tests will impact how successful we are in selling products to the clinical diagnostic market. We will seek reimbursement from government and private health care insurers (including health maintenance organizations) and other third-party payors. Physicians' decisions to recommend genetic tests, as well as patients' elections to pursue testing, are likely to be heavily influenced by the availability of reimbursement for such tests by third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new testing and treatment products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. It is uncertain whether insurers or third-party payors will elect to provide full reimbursement coverage for our genetic tests in the near future. If adequate reimbursement coverage is not available from insurers or third-party payors, it is uncertain whether patients will elect to directly pay for the test. If insurers or third-party payors and patients are unwilling to pay for the tests, then the number of tests performed will be significantly decreased. As a result, anticipated revenues will be reduced and our ability to achieve profitability will be impaired.

Uncertainty About the Widespread Use of Genetic Testing and Potential Discrimination by Insurance Companies and Others

         The use of genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the information provided by tests. Certain of our tests may be used, in the future, in the early stages of diagnosing a disease or medical condition. Insurers with knowledge of unfavorable results of a genetic test may respond by raising insurance premiums to prohibitive levels or cancelling a patient's insurance. The decision of a patient to consent to undergo a genetic diagnostic test could be heavily influenced by how the patient perceives an insurer will react to unfavorable results. If insurance discrimination were to become a significant barrier to the acceptance of diagnostic genetic testing, we could experience delays in market penetration or a reduction in the size of our potential market. As a result, it would be unlikely that we would be able to generate significant revenues and losses would likely continue. Similarly, employers could discriminate against employees with genetic predispositions to diseases or medical conditions in an effort to avoid any increases in health insurance costs, or the potential of lost time on the job. For these reasons, governmental authorities may call for limits on the use of genetic testing or prohibit testing for genetic predisposition to certain conditions. In any of these scenarios, we could experience delays in market acceptance of our products, which could materially adversely affect our prospects.

Dependence on Qualified Personnel and Consultants

         Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management, marketing and sales personnel as our business expands. Competition in our industry for scientific, marketing and sales and management personnel is intense. Loss of the services of Dr. John K. Stevens or key members of his staff could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

Risks Associated With Managing Our Anticipated Growth

         If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, customer support, marketing, distribution and other operational and administrative resources and systems. To accommodate future growth, we may have to hire a substantial number of additional management and other employees in the United States and abroad. We cannot guarantee that we will be able to hire a sufficient number of qualified personnel. In addition, it is uncertain whether our administrative, operational, infrastructure and financial resources and systems will be adequate to maintain and effectively monitor future growth. The occurrence of unexpected or material expansion difficulties could have a material adverse effect on our business and prospects.


Potential Product Liability

         The manufacturing and sale of our products exposes us to the risk of product liability claims. Although we have obtained product liability insurance coverage, we cannot guaranty that product liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect against all claims against us. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Risks Relating to Share Ownership

Control by Management and Existing Shareholders

         Our directors, executive officers and existing principal shareholders own, together, approximately 9% of the outstanding Common Shares. Another company, of which one of our directors is a principal shareholder, officer and director, beneficially owns approximately 21% of our Common Shares. If they act together, these shareholders may be able to effectively control our management and company policies, including matters requiring shareholder approval, such as the election of directors, the approval of certain mergers and other significant corporate transactions and a sale of substantially all of our assets. Control by these shareholders could have the effect of delaying or preventing a change in control or sale of our company.



Our Unlimited Preferred Shares and Classified Board of Directors Could Prohibit Takeovers

         Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. The Board of Directors, without any further vote by the shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of Common Shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the Common Shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares. See "Description of Capital Shares" at page 34.

         In addition, we have a "classified" Board of Directors, which means that only one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Having a classified Board of Directors may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.

Market and Currency Risks

Volatility of Stock Market Could Drive Down Price of Common Shares

         The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our Common Shares. For example, announcements publicizing poor quarterly financial results, biological or medical discoveries by competitors, failed technological innovations, unfavorable developments concerning patents or other proprietary rights or unfavorable domestic or foreign regulatory developments, may have the effect of temporarily or permanently driving down the price of a company's stock. In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. These broad market fluctuations may adversely affect the ability of a shareholder to dispose of his shares at a price equal to or above the price at which the Shares were purchased.


Future Sale of Eligible Shares may Lower Price of Common Shares

         We have outstanding 9,183,289 Common Shares. Of these shares, 7,358,497 are eligible for sale under Rule 144 or are otherwise freely tradeable. The 1,528,989 shares covered by this Prospectus will be freely tradeable so long as we keep the Registration Statement (of which this Prospectus is a part) effective. In addition:

         - Our employees (who are not deemed affiliates) hold options to buy a total of 1,420,000 Common Shares. The Common Shares to be issued upon exercise of these options, have been registered, and therefore may be freely sold when issued;

         - There are outstanding warrants to buy 738,685 Common Shares. The holders of the warrants covering the shares have certain rights to have the shares issuable upon exercise of their warrants registered in certain subsequent registration statements. Once registered, the shares may be freely sold when issued, for so long as the registration statement is effective and current. The holders of warrants covering 76,734 shares have exercised incidental registration rights to have the shares issuable upon the exercise of their warrants registered. We will file a separate registration statement covering those shares shortly after the filing of the Registration Statement of which this Prospectus is a part. Once registered, those shares may be freely sold when issued, for so long as the registration statement is effective and current; and

         - We may issue options to purchase up to an additional 250,000 Common Shares under our stock option plans, which also will be fully saleable when issued.

         Sales of substantial amounts of Common Shares into the public market could lower the market price of our Common Shares.


Potential for Losses Due to Foreign Currency Exchange Risks

      Our functional currency and reporting currency is the U.S. dollar. However, we do incur some expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we are exposed, and will continue to be exposed, to risk due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of such other countries. We currently engage in very limited foreign exchange hedging activities to protect ourself against the risk of losses due to fluctuations in exchange rates by purchasing Canadian funds before they are actually required. We do not currently engage in hedging activities for any other foreign currencies. We cannot guaranty that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar and the foreign currencies in which we incur expenses and bill and receive payments.

                          INFORMATION ABOUT THE COMPANY

         For a detailed description of our business and information about our management, see our Annual Report which is incorporated into this Prospectus by reference. The following information supplements or supersedes, as may be appropriate, the information contained in our Annual Report.

Products and Technology

         The following table lists the status of our products:


------------------------------------------------------------------------------------------------------------------------
         PRODUCT                                                                      STATUS(1)
         OpenGene-TM- Automated DNA Sequencing System
           Clipper-TM- Automated DNA Sequencer                                        Launched
           MicroGene Blaster-TM- Automated DNA Sequencer                              Launched
           Long-Read Tower-TM- Automated DNA Sequencer                                Pre-Launch
           MicroCel-TM- Cassette                                                      Launched
           Long-Read MicroCel-TM- Cassette                                            Pre-Launch
           SureFill-TM- Cartridge                                                     Launched
           Gel Toaster-TM- Polymerization Unit                                        Launched
           GeneObjects-TM- DNA Analysis software                                      Launched
------------------------------------------------------------------------------------------------------------------------

         GeneKits
           HIV Genotyping GeneKit                                                   Launched
           HLA Class I and II (organ transplant tissue typing) GeneKit              Launched
           p53 (various cancers) GeneKit                                            Launched
           Human papillomavirus (HPV-cervical cancer) GeneKit                       Clinical Development
           Hepatitis B GeneKit                                                      Pre-Clinical Development
           Hepatitis C GeneKit                                                      Pre-Clinical Development
           Tuberculosis                                                             Pre-Clinical Development

------------------------------------------------------------------------------------------------------------------------


--------------
(1) Products launched to date are for research purposes only. Sales of the products for diagnostic use will require FDA approval in the United States and approvals from comparable regulatory authorities in other countries.


         Long-Read Tower Automated DNA Sequencer and Long-Read MicroCel Cassettes. In September 1998, we announced the introduction of a new automated DNA sequencer, which we call the Long-Read Tower. This sequencer is a two-dye automated sequencer that can perform all of the applications of our existing Clipper sequencer, and can also read longer bases used in some research applications. Using our Long-Read MicroCel cassettes, the Long-Read Tower can read 1,000 bases with high accuracy, almost three times faster than competitive instruments. The Long-Read Tower may be networked with other Long-Read Towers or Clippers, providing a high degree of flexibility and capacity. The Long-Read Tower is small (22cm x 24cm x 45cm) and lightweight relative to competitive instruments, and sells at retail prices significantly below comparable automated DNA sequencers. We have applied for FCC, Underwriters Laboratories and Canadian Standard Association approval for the Long-Read Tower. We expect to begin selling the Long-Read Tower in the research and clinical research markets beginning in the first quarter of 1999.

         Additional Information About HIV GeneKits. Our HIV GeneKit identifies genetic mutations (changes) of HIV. One of the characteristics of HIV is that the virus reproduces rapidly and the DNA codes change quickly and often. The treatment of patients infected with HIV and those who have developed the symptoms of Acquired Immune Deficiency Syndrome (AIDS) poses an enormous global challenge given the number of infected people as well as the speed at which the virus changes. At present, over 30 million people are infected with HIV worldwide. In North America, the U.S. government estimates that approximately one million people carry the virus and we estimate that approximately 250,000 people are currently undergoing active treatment. HIV/AIDS research has led to the development of a number of promising therapies. However, in many cases, the high rate of mutation of HIV leads to resistance to such treatments. Currently, over 140 strains of drug-resistant HIV have been identified. One of the main challenges in maintaining HIV/AIDS patients on long-term therapy is to detect the emergence of the drug resistant strain of the virus early and adjust the patient's medication to combat the changes. We believe that periodic monitoring using DNA sequencing tests of the type included in our HIV GeneKit will enable doctors to modify treatment in advance of changes in physical symptoms, and will create an opportunity to improve a patient's clinical outcome while lowering treatment costs.

         Boom Technology. In May 1998, Organon Teknika, a life science company based in Belgium, gave us a license to include, with our GeneKits, nucleic acid extraction kits based on Boom technology. This technology enables sensitive, reproducible and accurate extractions of RNA and DNA from blood plasma samples, and RNA from sterile body fluids such as semen and cerebral spinal fluid. RNA and DNA are forms of nucleic acid which store the genetic information which our sequencers read. The Boom method is especially valuable in extracting the RNA and DNA from HIV patients with low viral levels. The license is for an initial term of two years. In exchange for the license, we are required to pay fees and royalties to Organon Teknika for use of the Boom technology and to give Organon Teknika a right of first refusal to certain improvements to DNA sequencing technology and extraction technology which we may develop and to certain reagents and uses of our CLIP technology.

April 1998 Acquisition

         In April 1998, we acquired ACT Gene S.A., a DNA diagnostics testing and sequencing company based in Evry, France. ACT Gene has developed, and is in the process of developing additional, DNA diagnostic tests covering various diseases and medical conditions. Its diagnostic testing services include genotyping tests for HIV, hepatitis C, HPV, p53, BRCA1 and BRCA2 (implicated in breast cancer) and other tests.

Human Resources

         As of October 1, 1998, we employed 148 permanent employees and 43 contract employees, of whom 60 are actively engaged in research and development, 30 are involved in sales and marketing activities, 73 are in manufacturing and operations and 28 are involved in finance, legal, regulatory and administrative functions.

Facilities

         The table below lists the locations of our facilities and summarizes some of the significant lease terms for each location.

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Minimum
                                                                  Square                    Gross
                                                                   Feet                  Annual Rent1
Location                               Usage                  (approximate)             (approximate)             Term of Lease
------------------------------------------------------------------------------------------------------------------------------------
1.    Bay Street                 Research & Executive                20,625      Year 1   Cdn $360,000          Expires May 31, 2000
      Toronto, Canada            Offices                                         Year 2   Cdn $467,000
                                                                                 Year 3   Cdn $194,825
------------------------------------------------------------------------------------------------------------------------------------
2.    Etobicoke                  Manufacturing                    10,282         Year 1   Cdn $65,000           September 1997 -
      Toronto, Canada                                                            Year 2   Cdn $70,000           September 2002
                                                                                 Year 3   Cdn $73,000
                                                                                 Year 4   Cdn $75,000
                                                                                 Year 5   Cdn $78,000
------------------------------------------------------------------------------------------------------------------------------------
3.    Etobicoke                  Clipper Production               10,430         Year 1   Cdn $29,000           September 1998 -
      Toronto, Canada                                                            Year 2   Cdn $86,000           September 2002
                                                                                 Year 3   Cdn $86,000
                                                                                 Year 4   Cdn $86,000
                                                                                 Year 5   Cdn $57,000
------------------------------------------------------------------------------------------------------------------------------------
4.    Oakville                   Research and                     8,000          Year 1   Cdn $21,000           September 1998 -
      Ontario, Canada            Development                                     Year 2   Cdn $62,500           September 2003
                                                                                 Year 3   Cdn $62,500
                                                                                 Year 4   Cdn $62,500
                                                                                 Year 5   Cdn $42,000
------------------------------------------------------------------------------------------------------------------------------------
5.    University of Pittsburgh   Manufacturing,                   8,171          Year 1     $97,000             September 1997 -
      Applied Research Center    Research and                                    Year 2     $101,000            August 31, 2000
      Pittsburgh, Pennsylvania   Development                                     Year 3     $68,000
------------------------------------------------------------------------------------------------------------------------------------
6.    Technology Park            Research and                     7,313          Year 1     $75,000             March 1998 -
      Norcross, Georgia          Development                                     Year 2     $91,000             March 2003
                                                                                 Year 3     $94,000
                                                                                 Year 4     $96,000
                                                                                 Year 5     $98,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

----------------
1 Gross Rent includes property taxes, maintenance and insurance, and, in the case of the Bay Street facility, is subject to escalation for inflation.

         Our subsidiary, ACT Gene S.A., maintains offices in Evry, France.

         Our current facilities are adequate to meet expected production demands through 1999. Thereafter, we anticipate that we will need additional research and office space and manufacturing facilities. We believe that at that time additional facilities will be available at reasonable market rates.

New Director

         In June, 1998, Richard T. Daly was appointed to our Board of Directors. Mr. Daly, 48, has spent 15 years in the health-care industry in a variety of executive positions. In 1989 Mr. Daly founded, and he currently serves as Chief Executive Officer and Chairman of the Board of, Clinical Partners, Inc. a San Francisco-based company providing comprehensive, therapy-specific management of HIV and AIDS patients for employers and managed health-care organizations in California and Texas. Mr. Daly holds a BS in finance from New York University and an M.B.A. from the Harvard School of Business Administration. Our company and Clinical Partners entered into an agreement in March 1998 pursuant to which we have paid Clinical Partners $210,000 during 1998. This arrangement is described in more detail in our Annual Report.

Service and Enforcement of Legal Process

         Our company is incorporated under the laws of the Province of Ontario, Canada and a substantial portion of our assets are located in Canada. Certain of our directors and officers and certain of the experts named in this Prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the United States upon those people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the Commission). In addition, our attorneys in Canada, Goldman, Spring, Schwartz & Kichler, have advised us that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the United States court in which the judgment were obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. Our attorneys have also advised us that, in their opinion, there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

                   CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

         We have included below our consolidated unaudited balance sheet at September 30, 1998 and our consolidated audited balance sheet at December 31, 1997. We have also included our consolidated unaudited statement of operations and statement of cash flow for the nine months ended September 30, 1997 and 1998. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP). These financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operation for these periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The financial information set forth below should be read in conjunction with the section of this Prospectus entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and with our financial statements for the years ended December 31, 1997 and 1996 included in our Annual Report.

          In the notes to our financial statements and in certain other places in this Prospectus, we refer to our company as "The Company" or "VGI."

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                  September 30,     December 31,
                                                      1998             1997
                                                 ------------      ------------

ASSETS

Current assets

         Cash and cash equivalents .........     $  2,504,834      $  1,866,679

         Short-term investments ............             --           5,721,222

         Trade receivables .................        3,917,311         2,066,685

         Other receivables .................          543,570           244,285

         Prepaid and deposits ..............          591,353           215,993

         Inventory .........................        2,734,706           772,514
                                                 ------------      ------------

Total current assets .......................       10,291,774        10,887,378

Fixed assets ...............................        3,395,748         1,450,980

Patents and licenses .......................        2,083,388         1,598,014
                                                 ------------      ------------

                                                 $ 15,770,910      $ 13,936,372
                                                 ------------      ------------
                                                 ------------      ------------

LIABILITIES

Current liabilities

         Notes payable .....................     $  6,901,885      $       --

         Trade payables ....................        3,143,969         1,111,912

         Accrued liabilities ...............          703,015           194,913

         Obligation under capital lease ....             --              19,815
                                                 ------------      ------------

Total current liabilities ..................       10,748,869         1,326,640
                                                 ------------      ------------

Long-term debt

         Notes payable .....................        1,346,328              --
                                                 ------------      ------------

SHAREHOLDERS' EQUITY

Share capital ..............................       32,455,781        31,281,622

Other equity ...............................          983,331           588,406

Deficit ....................................      (29,763,399)      (19,260,296)
                                                 ------------      ------------

                                                    3,675,713        12,609,732
                                                 ------------      ------------

                                                 $ 15,770,910      $ 13,936,372
                                                 ------------      ------------
                                                 ------------      ------------

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                 Nine months ended September 30

                                                     1998               1997
                                                     ----               ----
Sales ......................................     $  6,797,010      $  1,730,684

Cost of sales ..............................        4,405,729         1,272,999
                                                 ------------      ------------

Gross margin ...............................        2,391,281           457,685
                                                 ------------      ------------

Expenses

         Sales, general and
         administrative ....................        7,655,307         4,892,581

         Research and development ..........        4,304,593         2,946,217

         Acquired research and
         development .......................          700,000              --
                                                 ------------      ------------

                                                   12,659,900         7,838,798
                                                 ------------      ------------

Loss from operations before interest .......      (10,268,619)       (7,381,113)

Interest income ............................          200,046           617,615

Interest and financing expense .............         (434,530)             --
                                                 ------------      ------------

Net loss for the period ....................     $(10,503,103)     $ (6,763,498)
                                                 ------------      ------------
                                                 ------------      ------------

Weighted average number of common
         shares outstanding ................        7,416,393         7,009,064
                                                 ------------      ------------

Basic and fully diluted loss per share .....     $      (1.42)     $      (0.96)
                                                 ------------      ------------
                                                 ------------      ------------

                             VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                                                        Nine months ended September 30
                                                                            1998            1997
                                                                            ----            ----
Cash provided by (used in)
Operating activities

         Net Loss for the period ...................................   $(10,503,103)   $ (6,763,498)

         Add: Items not involving cash -

                  Depreciation .....................................        736,522         310,163

                  Amortization .....................................        157,518          97,877

                  Deferred compensation cost related to options
                    granted ........................................         57,774         212,980

                  Deferred financing expense related to warrants
                    granted.........................................        136,667            --

                  In-process research and development acquired .....        490,875            --

         Increase (decrease) from changes in -

                  Trade receivables ................................     (1,850,626)       (403,766)

                  Other receivables ................................       (299,285)       (127,022)

                  Prepaid and deposits .............................       (375,360)       (143,457)

                  Inventory ........................................     (1,962,192)       (575,148)

                  Refundable investment tax credits ................           --           496,993

                  Accounts payable .................................      2,032,057           6,466

                  Accrued liabilities ..............................        508,102         123,899
                                                                       ------------    ------------

                                                                        (10,871,051)     (6,764,513)
                                                                       ------------    ------------

Financing activities

         Common shares issued ......................................        683,284         235,931

         Other equity issuances ....................................        (37,706)           --

         Short term borrowings .....................................      7,093,218            --

         Capital lease obligations .................................        (19,815)        (15,370)

         Long-term debt ............................................      1,393,185            --
                                                                       ------------    ------------

                                                                          9,112,166         220,561
                                                                       ------------    ------------

Investing activities

         Short-term investments ....................................      5,721,222       4,755,096

         Fixed assets ..............................................     (2,680,532)       (561,562)

         Patents and licenses ......................................       (643,650)       (749,280)
                                                                       ------------    ------------

                                                                          2,397,040       3,444,254
                                                                       ------------    ------------

Increase (decrease) in cash during the period ......................        638,155      (3,099,698)

Cash, beginning of period ..........................................      1,866,679       8,826,602
                                                                       ------------    ------------

Cash, end of period ................................................   $  2,504,834    $  5,726,904
                                                                       ------------    ------------
                                                                       ------------    ------------

              Notes to Consolidated Unaudited Financial Statements

Note 1   Acquisition

              In April 1998, the Company acquired 100% of the shares of ACT Gene S.A., a Paris, France-based DNA diagnostics and contract sequencing company specializing in HIV genotyping, in exchange for $450,000 and 85,000 Common Shares. The acquisition was accounted for using the purchase method, and consequently revenues and expenses from the date of acquisition are included in the consolidated financial statements. The acquisition resulted in the recording of goodwill of $145,000 which is amortized over its expected useful life of five years, and in-process research and development of $700,000 which was charged to operations at the time of the acquisition. The Company is still in the process of finalizing the purchase price allocation.

Note 2   Term Loan

              On April 30, 1998, the Company, through its United States subsidiary, Visible Genetics Corp. ("VGC"), entered into a term loan agreement with certain institutional lenders (the "Lenders") pursuant to which the Lenders loaned VGC $7.0 million. The loan bears interest at 10% per annum, and interest and principal are payable in full on April 29, 1999. The loan is guaranteed by VGI, and VGI's guarantee is secured by a security interest in substantially all the assets of VGI, including the stock of VGC. The loan and guarantee impose certain restrictive covenants on VGI and VGC, including a limit on the total indebtedness which VGI and VGC may incur. In connection with the loan, VGI issued warrants to the Lenders to purchase an aggregate of 420,000 Common Shares at an exercise price of $10.00 per share. The warrants are exercisable through April 30, 2003. On September 28, 1998, the term loan facility was extended under similar terms and the Company borrowed an additional $1.0 million under the expanded loan facility. The additional loan will be due on December 28, 1999. As a condition to the additional loan, the Company issued to the lenders warrants to buy 120,000 Common Shares at an exercise price of $10.00 per share. The Company is not entitled to borrow any additional funds under the expanded facility.

              The proceeds received from the term loan have been accounted for as required by GAAP, as follows. For the April 30, 1998 portion of the term loan, the Company has allocated $328,000 of the proceeds to warrants and deferred financing expense, the latter being amortized to income over the 12 month term of the loan. For the September 28, 1998 portion of the term loan, the Company allocated $94,000 of the proceeds to warrants and deferred financing expense, the latter being amortized to income over the 15 month term of the loan.

Note 3   Inventory

                                           September 30, 1998                December 31, 1997
                                           ------------------                -----------------
Finished goods .................                $  808,494                         $  136,185
Work in process ................                   497,175                            135,988
Raw materials ..................                 1,429,036                            500,341
                                                ----------                         ----------
                                                $2,734,705                         $  772,514
                                                ----------                         ----------
                                                ----------                         ----------


Note 4   Share Capital

                                                     Number of                 Average
                                                   common shares             issue price               Amount
                                                   -------------             -----------              ---------
Balance, December 31, 1997 ..................        7,248,696                                       $31,281,622
Issued for cash under stock
   option agreements ........................          320,604                 $    2.13                 683,284
Issued for acquisition of ACT
   Gene S.A .................................           85,000                 $    5.78                 490,875
                                                     ---------                                       -----------
Balance, September 30, 1998 .................        7,654,300                                       $32,455,781
                                                     ---------                                       -----------
                                                     ---------                                       -----------


Note 5   Subsequent Events

                  On November 20, 1998, the Company completed a private offering of 1,528,989 Common Shares. The Company received net proceeds of approximately $14,060,000 after fees to the placement agent and other expenses of the offering.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 1998 and the comparable period in 1997. This information is intended to supplement Item 7 of our Annual Report. This discussion should be read in conjunction with financial statements and notes thereto and the other information included elsewhere in this Prospectus and in the Annual Report.

Overview

         Our company was incorporated in April 1993 to develop, manufacture and market automated DNA sequencing systems. We currently sell our OpenGene System and GeneKits to the research and clinical research markets.

         Since our formation, we have devoted substantially all of our resources to research and development, establishing collaborative arrangements, protecting our proprietary rights and commencing the manufacture, marketing and sale of the OpenGene System and GeneKits. We have incurred losses since inception, and at September 30, 1998 had an accumulated deficit of $29.8 million. We anticipate that we will incur additional losses as we continue our research and development programs, develop our manufacturing operations, and expand our sales and marketing efforts. We expect that sales levels and losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

         Our functional currency and reporting currency is the United States dollar. Therefore, the information set forth in this Prospectus is expressed in United States dollars, unless stated otherwise. Certain information in this Prospectus is expressed in Canadian dollars. On September 30, 1998, the exchange rate for the Canadian dollar to the U.S. dollar based on the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "exchange rate") was Cdn$1.5262.

         Effective October 1997, we acquired Applied Sciences, Inc., an Atlanta-based diagnostics company specializing in HIV genotyping. In April 1998, we acquired ACT Gene S.A., a Paris, France-based diagnostics and contract sequencing company specializing in HIV genotyping. These acquisitions were accounted for using the purchase method of accounting, and consequently sales and expenses from the dates of the acquisitions are included in the interim financial statements.

Results of Operations

Comparison of the nine months ended September 30, 1998 and 1997

         Sales increased to $6.8 million for the nine months ended September 30, 1998, compared with $1.7 million for the same period of the prior year, an increase of 292%. The increase resulted from sales of our Clipper and Seq 4x4 automated DNA sequencers which were introduced in the Fall of 1997 and early 1998, respectively, along with an increase in sales of the consumables and GeneKits. ACT Gene revenues of $0.6 million are included in 1998 sales, compared to nil in the prior year. In the nine months ended September 30, 1998, 318 automated sequencing systems were sold, an increase of 354% from the 70 systems sold in the same period of the prior year. In the nine months ended September 30, 1998, automated sequencing systems accounted for 72% of total sales, compared to approximately 85% of total sales in the same period of the prior year. Consumables and GeneKits accounted for 14% of total sales for the nine months ended September 30, 1998, compared to approximately 10% of total sales in the same period of the prior year.

         Cost of sales increased to $4.4 million for the nine months ended September 30, 1998 from $1.3 million in the same period of the prior year. In the nine months ended September 30, 1998, cost of sales aggregated 64.8% of sales, an improvement compared to 73.6% of sales in the same period of the prior year. This reflected improved manufacturing processes as production of sequencers and cassettes was increased during the year.

         Sales, general and administrative expense increased to $7.7 million for the nine months ended September 30, 1998, compared with $4.9 million for the same period of the prior year, an increase of 57%. The increase resulted primarily from increased payroll and personnel costs as we hired additional selling, marketing, administrative and management personnel due to the growth of our business, established quality control and regulatory departments and the costs of developing a sales force in North America and Europe. Sales and marketing expense included in sales, general and administrative expense increased to $3.5 million for the nine months ended September 30, 1998, compared with $2.3 million for the same period of the prior year, an increase of 52%.

         Research and development expenses increased to $4.3 million for the nine months ended September 30, 1998, compared with $2.9 million for the same period of the prior year, an increase of 48%. The increase resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we developed GeneKits and continued our research programs.

         Acquired research and development expenses relates to a one time charge of $0.7 million which was recorded during the nine months ended September 30, 1998 to reflect the write-off of research and development acquired upon the acquisition of ACT Gene S.A., as required under generally accepted accounting principles.


         Interest income declined to $0.2 million for the nine months ended September 30, 1998, compared with $0.6 million for the same period of the prior year. Interest income resulted from interest earned on cash, cash equivalents, and marketable securities derived from our initial public offering in June, 1996 and a subsequent term loan agreement in April, 1998. Interest and financing expense increased to $0.4 million for the nine months ended September 30, 1998, compared with nil for the same period of the prior year due to interest and financing costs on the term loan agreement of April 1998.

Liquidity and Capital Resources

         Since inception, we have financed operations primarily through private placements of equity securities, with aggregate proceeds of approximately $17.4 million (including the recent private placement described below), and an initial public offering in June, 1996, that raised approximately $25.8 million net of expenses of issue. In April 1998, a term loan facility for $7.0 million was arranged, which was extended in September 1998 to up to $10.0 million.

         Recent Private Placement. On November 20, 1998, we completed a private offering of 1,528,989 Common Shares. The Company received net proceeds of approximately $14.1 million, after fees to the placement agent and other expenses of the offering. The Common Shares issued in the private offering are included in this Prospectus and the Registration Statement.

         Debt Financing. In 1995 and 1996, we secured various additional sources of temporary financing which were repaid or cancelled following the initial public offering. In 1997, we secured a bank line of credit for up to $1.1 million with the Royal Bank of Canada. This line was undrawn as at December 31, 1997 and at April 30, 1998 the outstanding balance was approximately $0.4 million. Interest accrued on outstanding balances at the prime rate and was payable monthly. The bank loan was secured by a lien on our accounts receivable, inventory and fixed assets. Following negotiation of the term loan agreement, the bank line was repaid and the line was cancelled.

         On April 30, 1998, our subsidiary, VGC, entered into a term loan agreement with the Lenders pursuant to which the Lenders loaned VGC $7.0 million. Proceeds of the loan may be used by VGC, VGI and VGI's other direct or indirect subsidiaries. The loan bears interest at 10% per annum and interest and principal are payable in full on April 29, 1999. The loan is guaranteed by VGI, and VGI's guarantee is secured by a security interest in substantially all the assets of VGI, including the stock of VGC. The loan and guarantee impose certain restrictive covenants on VGI and VGC, including a limit on the total indebtedness which VGI and VGC may incur. In connection with the loan, VGI issued warrants to the Lenders to purchase an aggregate of 420,000 Common Shares at an exercise price of $10.00 per share. The warrants are exercisable through April 30, 2003. On September 28, 1998, the term loan agreement was extended on similar terms for up to an additional $3.0 million. We have elected to borrow only an additional $1.0 million under the extended loan facility. This loan is repayable on December 28, 1999. As a condition to the loan, we issued to the Lenders warrants to purchase 120,000 Common

Shares at an exercise price of $10.00 per share. We are not entitled to borrow any additional funds under the expanded loan facility.


         Capital Expenditures. Additions to fixed assets were approximately $2.7 million, $1.1 million and $0.8 million for the nine months ended September 30, 1998 and for the years ended December 31, 1997 and 1996 respectively. We expect capital expenditures to increase over the next several years as we expand our facilities and acquire additional manufacturing equipment and scientific equipment.

         Need for Additional Financing. We have incurred negative cash flow from operations since inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts, expand our sales and marketing activities and scale up our manufacturing. At this time, funds from operations are not sufficient to meet our anticipated financial requirements. Based on current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our operating needs (excluding repayment of certain indebtedness) for approximately the next 12 to 18 months. In addition, on April 29, 1999 we must repay a $7.7 million (comprising principal and interest) loan. While we may be able to repay that loan from our cash balances and anticipated funds from operations, we cannot be certain at this time that we will be able to do so. Furthermore, the actual amount of funds that we will need during the next 18 months will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include our success in selling our products during this period, our progress with research and development, our success in introducing new products during this period, the costs and timing of obtaining new patent rights, competition and technological developments in the market.

         We anticipate that we will need to obtain additional funds at the end of this 12 to 18 month period. We may also require additional funds to repay all or a portion of our loan on April 29, 1999. If necessary, potential sources of additional funding include strategic relationships, refinancing of the term loan, public or private sales of our shares or debt, or other arrangements. We do not have any committed sources of additional financing at this time and it is uncertain whether additional funding will be available when needed on acceptable terms to or at all. If we raise funds by selling additional shares, the ownership interest of our existing shareholders will be diluted. If unable to obtain financing when needed, our business and future prospects would be materially adversely affected. See "Risk Factors--Need for Future Capital and Uncertainty of Additional Financing."

Year 2000

         As the year 2000 approaches, an issue exists for companies that rely on computers as a result of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. Consequently, many software applications and programs may not properly recognize calendar dates beginning in the year 2000. If not corrected, these applications and programs could fail or create erroneous results.

         We have conducted a comprehensive examination of our information technology systems, software applications and software applications sold with our products to determine year 2000 compliance. Based on our examination, we believe that these systems and software applications are year 2000 compliant.


         We recently began the process of reviewing our communications systems and other non-information technology systems to ascertain whether they are year 2000 compliant. We expect to complete this review by April 30, 1999.

         We do not expect that the costs associated with achieving year 2000 compliance will have a material adverse effect on our future results of operations, liquidity or capital resources. We estimate that the cost of our year 2000 compliance efforts will be approximately $470,000, of which $450,000 represents the cost of a new enterprise system purchased in 1998. While we did not purchase the new system specifically in response to year 2000 issues, our compliance efforts accelerated the timetable for replacing the system. We believe that the costs to be incurred in reviewing our non-information technology systems will not be significant.

         We have begun contacting our significant customers, suppliers and third-party service providers to identify year 2000 problems and provide solutions to prevent the disruption of our business activities. At present, we have very little information regarding the extent of year 2000 compliance by our customers, suppliers and third-party service providers. We expect to complete our review of the compliance efforts by these parties in June 30, 1999.

         Until we gain a better understanding of the readiness and plans of its third-party customers, suppliers and service providers, we will not have a basis for determining, or developing a response to, a worst case scenario which might result from their failure to be year 2000 compliant. At present, our management anticipates that a likely worst case scenario would involve disruption of significant supply and distribution channels, and in particular the supply of certain instrument parts and supplies from single-source suppliers. See "Risk Factors -- Dependence on Third Parties for Supplies; Limited Supply of Certain Dyes and Parts." This would likely lead to material interruption in product development and sales of our products. When we complete our review of significant third party suppliers and customers, we will assess worst case scenarios and, if necessary, develop one or more contingency plans, such as securing alternative vendors.

                            OUR SELLING SHAREHOLDERS

         The following table provides certain information with respect to the Shares held by each Selling Shareholder as of November 20, 1998. Except as otherwise noted in the footnotes following the table, none of the Selling Shareholders has held any position or office, or has had a material relationship with our Company or our subsidiaries or other affiliates within the past three years, other than owning Common Shares. Except as otherwise noted, all of the Common Shares owned by each Selling Shareholder are registered for sale pursuant to this Prospectus. The Selling Shareholders, however, are not under any obligation to sell all or any portion of their Shares, nor are the Selling Shareholders obligated to sell any of their Shares immediately under this Prospectus. We will not receive any proceeds from any sales of Shares by the Selling Shareholders.

                                                          Number of                                             Number of
                                                           Common                  Common Shares              Common Shares
                                                        Shares Owned             Offered Pursuant              Owned After
Selling Shareholder                                    Before Offering          to this Prospectus             Offering(1)
----------------------------------------------     --------------------      -----------------------     ---------------------
Oracle Strategic Partners, L.P.(2)                        708,861                    708,861                        0

Kingdon Family Partnership                                 23,977                     23,977                        0

Kingdon Associates                                         75,833                     75,833                        0

Kingdon Partners                                           68,584                     68,584                        0

M. Kingdon Offshore NV                                    389,202                    389,202                        0

The Kaufmann Fund, Inc.                                   101,266                    101,266                        0

Pequot Scout Fund, LP                                     101,266                    101,266                        0

Aspira Capital Management, L.P.                            25,000                     25,000                        0

Paul Hilal(3)                                              20,500                     20,500                        0

Dr. Diane Hilal(3)                                         12,000                     12,000                        0

Kenneth Palumbo(3)                                          2,500                      2,500                        0


--------------
(1) Assuming all of the Shares held by each Selling Shareholder are sold in the offering.

(2) Excludes 325,000 Common Shares owned by certain affiliates of Oracle Strategic Partners, L.P. as of the date hereof. Oracle Strategic Partners, L.P. disclaims beneficial ownership of such Common Shares.

(3) Paul Hilal and Dr. Diane Hilal are the respective brother and sister of a managing member and director of certain of the Lenders and Hilal Capital Management LLC ("HCM"), which is an advisor to certain of the Lenders. Kenneth Palumbo is the chief financial officer of HCM. The Company's subsidiary, VGC, has borrowed $8.0 million in principal from the Lenders and the loans are guaranteed by the Company. Excludes an aggregate of 540,000 Common Shares issuable upon exercise of warrants held by the Lenders. Each of Paul Hilal, Dr. Hilal and Mr. Palumbo disclaim beneficial ownership of such Common Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                                       32

                              PLAN OF DISTRIBUTION

         The Common Shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Shareholders may offer their Common Shares in one or more of the following transactions:

         - on any national securities exchange or quotation service on which the Common Shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

         -      in the over-the-counter market;

         -      in private transactions;

         -      through options;

         -      by pledge to secure debts and other obligations;

         -      or a combination of any of the above transactions.

         If required, we will distribute a supplement to this Prospectus to describe material changes in the terms of the offering by the Selling Shareholders.

         The Common Shares described in this Prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer Common Shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of Common Shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this Prospectus. The selling shareholders may not be able to sell all of their shares under Rule 144. The selling shareholders may transfer, devise or gift such shares by other means not described in this Prospectus.

         To comply with the securities laws of certain jurisdictions, the Common Shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Common Shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Exchange Act may apply to purchases and sales of Common Shares by the Selling Shareholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Shares.

         We have agreed to pay all of the expenses relating to the registration, offering and sale of the Shares by the Selling Shareholder to the public, other than commissions or discounts of underwriters, broker-dealers or agents. We estimate that our expenses in connection with the Offering will be approximately $110,000.

                          DESCRIPTION OF CAPITAL SHARES

General

         The current authorized capital of our company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. Any series of Preferred Shares which our Board of Directors may issue could have rights equal or superior to the rights of the Common Shares.

Common Shares

         The holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors, subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to the Common Shares. Some of our loan agreements restrict our rights to pay dividends to the holders of the Common Shares and give our lenders priority over the rights of the shareholders in the event our company were to be liquidated or dissolved. If our company were liquidated or dissolved, the holders of Common Shares would be entitled to receive all assets remaining after the rights of the holders of any other class of shares entitled to receive assets in priority to the holders of the Common Shares have been satisfied.

         The holders of the Common Shares are entitled to one vote for each Common Share held at all meetings of our shareholders.

Preferred Shares

         Our Board of Directors is authorized to issue an unlimited number of preferred shares in one or more series, to fix the number of preferred shares and determine the designations, rights (including voting and dividend rights), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by our Board of Directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly, with terms calculated to defeat a takeover of our company or to make the removal of our directors and executive officers more difficult. Under certain circumstances, this could have the effect of decreasing the market value of the Common Shares. The preferred shares may have voting rights superior to the Common Shares and may rank senior to the Common Shares as to dividends and as to the distribution of assets in the event our company were liquidated or dissolved. We have no present plans to issue any series of preferred shares. See "Risk Factors -- Our Unlimited Preferred Shares and Classified Board of Directors Could Prohibit Takeovers."

Transfer Agent

         The transfer agent and registrar for our Common Shares is ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001-2697.

                                  LEGAL MATTERS

         The validity of the Shares being offered hereby has been passed upon for us by our attorneys, Goldman, Spring, Schwartz & Kichler, 40 Sheppard Avenue West, Suite 700, North York, Ontario, Canada M2N 6K9. Certain other matters relating to this offering with respect to United States securities laws will be passed upon by our attorneys, Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022. Certain matters relating to regulation by the U.S. Food and Drug Administration will be passed upon by our attorneys, Hyman, Phelps & McNamara, P.C., 700 13th Street, NW, Washington, D.C. 20005. Samuel Schwartz, a senior partner of Goldman, Spring, Schwartz & Kichler, is a director of the Company. Mr. Schwartz holds options to purchase an aggregate of 85,040 Common Shares at various exercise prices.


                                     EXPERTS

         Our annual consolidated financial statements incorporated in this Prospectus by reference to our Annual Report, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, chartered accountants, given on the authority of said firm as expert in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed with the Commission a Registration Statement on Form F-3 (the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain items of the Registration Statement are contained in exhibits and schedules as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                              VISIBLE GENETICS INC.


                             1,528,989 Common Shares







                        ---------------------------------

                        Selling Shareholders' Prospectus

                        ---------------------------------









                                November __, 1998


No dealer, salesman or other person has been authorized in connection with this Offering to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us or any broker, dealer, agent or underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there have been no changes in our affairs since the date of this Prospectus.

                                     PART II


INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

             The following table sets forth the estimated expenses of the Company in connection with the offering described in this Registration Statement. All of these expenses are being borne by the Company.

Securities and Exchange Commission filing fee             $  5,058.21
Accounting fees .............................               11,000.00
Legal fees ..................................               80,000.00
Printing and engraving ......................                3,000.00
Miscellaneous ...............................               10,941.79
                                                          -----------
    Total ...................................             $110,000.00
                                                          -----------
                                                          -----------


Item 15.          Indemnification of Directors and Officers.

         Section 136 of the Ontario Business Corporations Act and Section 7 of the Company's By-Laws Nos. 1 and 2 provide for the indemnification of directors and officers of the Company. Under these provisions, the Company shall indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Company to procure a judgment in its favor) to which such director or officer (or a former director or officer) is made a party by reason of his or her position with the Company, provided such director or officer: (a) acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of the Company to procure a judgment in its favor, the Company, with the approval of a court, may indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer of the Company (or a former director or officer) is entitled to indemnification from the Company with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clauses (a) and (b) of the second sentence of this paragraph.


         The Company also has a policy insuring it and its directors and officers against certain liabilities and has entered into indemnification agreements with each of its directors and officers.


Item 16. Exhibits

         The following exhibits are being filed herewith:

          Exhibits
             3.1      Amended Articles of Incorporation of the Company.(1)
             3.2      Amended and Restated Bylaws of the Company.(2)
             4.1      Specimen of Certificate for Common Shares.(3)
             5.1 Opinion of Goldman, Spring, Schwartz & Kichler as to the legality of the Common Shares
             23.1 Consent of Goldman, Spring, Schwartz & Kichler (included in Exhibit 5.1)
             23.2     Consent of Baer Marks & Upham LLP
             23.3     Consent of PricewaterhouseCoopers LLP
             23.4     Consent of Hyman, Phelps & McNamara, P.C.
             24 Powers of Attorney (included on the executed signature page of this Registration Statement)

------------------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 15, 1996.


Item 17.         Undertakings

           The undersigned Registrant hereby undertakes as follows:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                        (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of

                            1933;

                      (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

           (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant's latest filing on Form 20-F.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Canada on the 20th day of November, 1998.

                                   VISIBLE GENETICS INC.


                                   By: /s/ John K. Stevens
                                      -----------------------------
                                      Dr. John K. Stevens, Chairman of the
                                      Board of Directors, President and Chief
                                      Executive Officer



                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Dr. John K. Stevens, Jeffrey D. Sherman and Samuel Schwartz, or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this Registration Statement on Form F-3 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




       Signature                                 Title                             Date
       ---------                                 -----                             ----


  /s/ John K. Stevens                           Chairman of the                November 20, 1998
-------------------------------------           Board, President
Dr. John K. Stevens                             and Chief Executive
                                                Officer (principal
                                                executive officer)


  /s/ Jeffrey D. Sherman                        Vice President --               November 20, 1998
-------------------------------------           Finance and Chief
Jeffrey D. Sherman                              Financial Officer
                                                (principal financial
                                                officer and principal
                                                accounting officer)




  /s/ Samuel Schwartz                           Director                       November 20, 1998
-------------------------------------
Samuel Schwartz



  /s/ Richard T. Daly                           Director                       November 20, 1998
-------------------------------------
Richard T. Daly



  /s/ David Dvorchik                            Director                       November 20, 1998
-------------------------------------
David Dvorchik



  /s/ Sheldon Inwentash                         Director                       November 20, 1998
-------------------------------------
Sheldon Inwentash



  /s/ Lloyd M. Smith                            Director                       November 20, 1998
-------------------------------------
Dr. Lloyd M. Smith



  /s/ Konrad M. Weiss                           Director                       November 20, 1998
-------------------------------------
Dr. Konrad M. Weiss



Authorized Representative
in the United States:

BAER MARKS & UPHAM LLP                                                         November 20, 1998


  /s/ Steven S. Pretsfelder, Esq.
-------------------------------------
Steven S. Pretsfelder, Esq.